Notice of 2006 Fiscal Year First Quarter Results
and
Conference Call/Webcast

VANCOUVER, BRITISH COLUMBIA, August 9, 2005 – Pine Valley Mining Corporation (TSX-VE: PVM; OTC: PVMCF) will release its 2006 fiscal year first quarter results after the North American markets close on Monday, August 15, 2005.

Graham Mackenzie, President and Chief Executive Officer of Pine Valley, will host a conference call and webcast to discuss the first quarter results on Tuesday, August 16, 2005 at 8:00am PST / 11:00am EST.

The call can be accessed by calling the operator at 416-695-6120 or toll free on 1-877-888-3855 prior to the scheduled start time. A playback version of the call will be available for two weeks up to August 30, 2005 at 416-695-5275 or North America toll free 1-888-509-0081.

A live webcast of the call will be available via a link at the Company’s web site — www.pinevalleycoal.com.

This news release contains certain “forward looking statements”, as defined in the United States Private Securities Litigation Reform Act of 1995, that involve a number of risks and uncertainties including but not limited to economic, competitive, governmental and geological factors effecting the Company’s operations, markets, products and prices and other risk factors. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include the Company’s dependence on the steel industry, volatility in coal prices, accidents and other risks associated with mining operations, the Company’s need for and availability of additional financing, the restrictions imposed under the Company’s existing debt arrangements and its debt service requirements and the other risk factors discussed in greater detail in the Company’s various filings with the Securities and Exchange Commission and Canadian securities regulators, including the Company’s Form 20-F dated September 30, 2004.

PINE VALLEY MINING CORPORATION
“Graham Mackenzie”
Graham Mackenzie
President and Chief Executive Officer

Contacts:
Sam Yik Vice President Corporate Development and Commercial Operations (604) 682-4678 Vancouver, British Columbia, Canada	Martin Rip Vice President Finance and CFO (604) 682-4678 Vancouver, British Columbia, Canada

Company e-mail contact: pinevalley@pinevalleycoal.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.